

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Michael R. Hough
Chief Executive Officer
Hatteras Financial Corp
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

     Re: **Hatteras Financial Corp**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             File No. 001-34030

Dear Mr. Hough:

     We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Cicely LaMothe
                Branch Chief